UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On February 1, 2024, Nayax Ltd. issued a press release titled “Nayax Appoints Aaron Greenberg as Chief Strategy Officer”. A copy of the press release is furnished as Exhibit 99.1 hereto.

The information in this Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

This Form 6-K and related exhibits (other than the third paragraph after the heading “Nayax Appoints Aaron Greenberg as Chief Strategy Officer” in Exhibit 99.1) are hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File Nos. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File Nos. 333-274812) and the Company's Shelf Prospectus filed with the ISA.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release titled “Nayax Appoints Aaron Greenberg as Chief Strategy Officer”, dated February 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: February 1, 2024